Filed by AMR Corporation

Commission File No. 1-8400

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

Note: On February 14, 2013, this letter was distributed to AMR Corporation’s non-AAdvantage business partners.

Dear [NAME (Partner Contact)]:

As a valued partner of American Airlines, we wanted you to be among the first to know some exciting and historic news as American Airlines and US Airways announce plans to create a new American Airlines.

Over the past few months, we conducted an objective and thorough review of scenarios for the future of American and determined that this combination delivers the most value for our stakeholders and the best outcome for our customers and people. As a combined carrier – the new American – we will have an expanded network to even better match where our customers want to fly, a greater ability to invest in our fleet, modern technologies, and the products and services our customers value most, and as a long-standing partner, we aim to strengthen our partnership with you as we continue to work together in the future.

At this time, American and US Airways will remain separate companies and each company will maintain its current loyalty program – our AAdvantage program and US Airways Dividend Miles. Customers can rest assured that their AAdvantage miles are secure and existing miles will continue to be honored. Likewise, elite qualifying miles and elite status, including lifetime status granted under the Million MilerSM program is secure and remains intact. In addition, customers will continue to earn miles through existing AAdvantage participating companies and will be able to redeem those miles for the same great awards – flights, upgrades, car rentals and hotels just to name a few.

The AAdvantage program, including the elite program and its various facets such as lifetime status, upgrades, and bonus mileage, are intact, and our AAdvantage members will continue to enjoy unparalleled benefits through one of the largest and most popular loyalty programs in the world.

Ultimately, the combined company is expected to offer members more opportunities to earn and burn miles from an expanded global network of routes and partnerships, unmatched redemption options including flights, hotels, car rentals, vacation packages, one-way awards and lounge memberships, and much more.

The combined company will retain the iconic American Airlines brand, and together we plan to create a premier global carrier that provides customers with access to more choices and better service across a larger domestic and global network with more than 6,700 daily flights to 336 destinations in 56 countries. We will also continue to give our customers options for travel and benefits both domestically and internationally through continued membership in the oneworld® Alliance. As they do today, our oneworld partners will offer our customers access to a range of destinations, airline choices, and mileage earning and redemption opportunities.

We expect the transaction to close in the third quarter of 2013, subject to customary approvals and closing conditions, and will keep you updated throughout the process. In the interim, I invite you to visit www.aa.com/arriving for more information.

We remain committed to providing an exceptional travel experience with our customers positioned firmly at the center of everything we do. I would like to thank you for all of your support during this important time for American and I look forward to continuing to work with you to provide our customers with the benefits and choices they value most.

Sincerely,

Suzanne Rubin

President – AAdvantage Loyalty Program

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR expects to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a prospectus of AMR and a proxy statement of US Airways, and US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A. AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about AMR and US Airways, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 27, 2012. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC on February 15, 2012. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy statement and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement, proxy statement and prospectus. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.